3-17

BP

SECURI ... ION

05039028

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 22411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investments, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2180 SATELLITE BLVD., SUITE 390
(No. and Street)

DULUTH (City) GA (State) 30097-4927 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Hamilton, III 678-473-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reed, Quinn & McClure, CPAs
(Name – *if individual, state last, first, middle name*)

6055 Atlantic Blvd., (Address) Suite A-1, Norcross (City) GA (State) 30071 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Hamilton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investments, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Fulton County, Georgia
My Commission Expires Jan. 24, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003
AND
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL INVESTMENTS, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

Table of Contents

Reed, Quinn & McClure
CERTIFIED PUBLIC ACCOUNTANTS
6055 Atlantic Boulevard, Suite A1
Norcross, Georgia 30071-1347
(770) 449-9144 Fax (770) 449-9201

Larry N. Reed, CPA
Sheron R. Quinn, CPA
Daniel T. McClure, CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Capital Investments, Inc.:

We have audited the accompanying balance sheet of Capital Investments, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Investments, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reed, Quinn & McClure

Norcross, Georgia
January 31, 2005

CAPITAL INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS		2004		2003
Cash	$	542	$	1,874
Certificate of deposit, including accrued interest		17,927		17,451
Prepaid insurance		263		263
CRD Deposit		1,109		1,209
Total assets	$	19,841	$	20,797

LIABILITIES AND STOCKHOLDER'S EQUITY				
Stockholder's equity:				
Common stock of $1 par value; 50,000 shares authorized; 500 shares issued and outstanding	$	500	$	500
Additional paid-in capital		52,034		46,034
Retained earnings (deficit)		(32,693)		(25,737)
Total liabilities and stockholder's equity	$	19,841	$	20,797

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Income:		
Interest income	$ 476	$ 555
	476	555
Operating expenses:		
Securities license fees and dues	1,700	1,465
Legal and professional	5,363	8,556
Insurance	369	369
	7,432	10,390
Net income (loss)	$ (6,956)	$ (9,835)

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at December 31, 2002	$ 500	$ 34,034	$ (15,902)	$ 18,632
Capital contributed		12,000		12,000
Net income (loss)			(9,835)	(9,835)
Balance at December 31, 2003	500	46,034	(25,737)	20,797
Capital contributed		6,000		6,000
Net income (loss)			(6,956)	(6,956)
Balance at December 31, 2004	$ 500	$ 52,034	$ (32,693)	$ 19,841

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ (6,956)	$ (9,835)
Adjustment to reconcile net income to cash provided by operating activities:		
(Increase) decrease in CRD Deposit	100	(340)
Net cash provided by operating activities	(6,856)	(10,175)
Cash flows from investing activities:		
(Increase) decrease in certificate of deposit	(476)	(556)
Cash flows from financing activities:		
Additional capital contributed by stockholder	6,000	12,000
Net increase (decrease) in cash	(1,332)	1,269
Cash at beginning of year	1,874	605
Cash at end of year	$ 542	$ 1,874

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Capital Investments, Inc. (the Company) was organized on September 23, 1977, for the business purpose of acting as a Broker-Dealer for securities and real estate interests of all types.

Income Taxes
Federal and state income taxes are not provided as the stockholder has elected, under the applicable federal and state laws, to have the Company treated as an "S" corporation for income tax purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers all demand deposits and highly liquid investments with initial maturities of three months or less to be cash equivalents. The balances in the Company's bank accounts, as reflected in the bank's records, are insured by the Federal Deposit Insurance Corporation up to $100,000.

2. Related Party Transactions

The Company has entered into a management agreement with Hamilton Commercial Realty, Inc. ("HCR"), a company affiliated through common ownership. In accordance with the terms of the agreement, HCR, Inc. is to receive substantially all the Company's income less related expenses such as salesmen's commissions, securities license fees, etc. In return, HCR, Inc. will provide office space for the Company and will be responsible for certain overhead expenses to include accounting support, telephone, travel, and other ordinary and necessary expenses.

Management fee expense to HCR, Inc. during 2004 and 2003 amounted to $0 for each year.

SUPPLEMENTAL INFORMATION

Reed, Quinn & McClure
CERTIFIED PUBLIC ACCOUNTANTS
6055 Atlantic Boulevard, Suite A1
Norcross, Georgia 30071-1347
(770) 449-9144 Fax (770) 449-9201

Larry N. Reed, CPA
Sheron R. Quinn, CPA
Daniel T. McClure, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder of
Capital Investments, Inc.:

Our report on the audits of the basic financial statements of Capital Investments, Inc. for the years ended December 31, 2004 and 2003 appears on page 1. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following schedules are included as supplemental information to the financial statements:

Schedule 1	Computation of Net Capital under Rule 15c3-1
Schedule 2	Other Supplemental Information

These schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reed, Quinn & McClure

Norcross, Georgia
January 31, 2005

Schedule 1

CAPITAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2004 AND 2003

	2004	2003
Total stockholder's equity	$ 19,841	$ 20,797
Less unallowable assets (as defined):		
Prepaid insurance	263	263
CRD Deposit	1,109	1,209
Net capital (as defined)	18,469	19,325
Net capital required (as defined)	5,000	5,000
Excess net capital	$ 13,469	$ 14,325

Schedule 2

CAPITAL INVESTMENTS, INC.
OTHER SUPPLEMENTAL INFORMATION
DECEMBER 31, 2004 AND 2003

I. There were no liabilities subordinated to claims of general creditors for the years ended December 31, 2004 and 2003.

II. The Corporation qualified for exemption of reserve requirements and information relating to possession and control requirements under paragraph (k)(2)(i) of Rule 15c3-3.

III. Liabilities of the Company are excluded from the computation of aggregate indebtedness under paragraph (c)(1)(viii) of Rule 15c3-1.

IV. The Corporation does not hold securities and therefore procedures for safeguarding securities, as provided for by paragraph (i)(2) of Rule 17a-5, are not applicable.

V. In accordance with paragraph (d)(4) of Rule 17a-5, the following is a reconciliation between the computation of net capital per Schedule 1 of this report and the computation of net capital as reflected in Part II-A of the Focus Report filed by Capital Investments, Inc.

	2004	2003
Net capital per Part II-A of the Focus Report	$ 18,470	$ 19,325
Difference due to rounding	(1)	-
Net capital per Schedule 1	$ 18,469	$ 19,325

Reed, Quinn & M^c^Clure
CERTIFIED PUBLIC ACCOUNTANTS
6055 Atlantic Boulevard, Suite A1
Norcross, Georgia 30071-1347
(770) 449-9144 Fax (770) 449-9201

Larry N. Reed, CPA
Sheron R. Quinn, CPA
Daniel T. McClure, CPA

INDEPENDENT AUDITOR'S REPORT ON MATERIAL INADEQUACIES

To the Stockholder of
Capital Investments, Inc.:

In accordance with the provisions of sections (g)(3) and (j) of SEC Rule 17a-5, no material inadequacies in the accounting system or internal control were noted during our audits.

Reed, Quinn & McClure

Norcross, Georgia
January 31, 2005